Exhibit 99.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-12904) pertaining to the Employees’ Share Purchase Plan and the Share Incentive Plan of Tikcro Technologies Ltd. of our report dated April 14, 2015, with respect to the financial statements of Tikcro Technologies Ltd. for the year ended December 31, 2014, included in this Report on Form 6-K.

April 14, 2015 Tel-Aviv, Israel	/s/ KOST, FORER GABBAY & KASIERER KOST, FORER GABBAY & KASIERER A Member of Ernst & Young Global